EXHIBIT 12.3

SIERRA PACIFIC POWER COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Six Months Ended
	June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007

EARNINGS AS DEFINED:

Net Income	$31,323	$20,088	$59,886	$72,375	$73,085	$90,582	$65,667
Income tax expense	17,075	9,945	31,197	40,404	31,225	37,603	26,009
Fixed Charges	34,077	35,341	70,418	72,815	74,955	84,478	75,655
Capitalized Interest (allowance for
borrowed funds used during construction)	(1,010)	(925)	(1,948)	(1,912)	(3,044)	(9,464)	(12,771)
Total	$81,465	$64,449	$159,553	$183,682	$176,221	$203,199	$154,560

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$34,077	$35,341	$70,418	$72,815	$74,955	$84,478	$75,655

Total	$34,077	$35,341	$70,418	$72,815	$74,955	$84,478	$75,655

RATIO OF EARNINGS TO FIXED
CHARGES	2.39	1.82	2.27	2.52	2.35	2.41	2.04

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, “Earnings” represent net income adjusted for income taxes and fixed charges excluding capitalized interest.  “Fixed Charges” represent the aggregate of interest charges on long-term debt (whether expensed or capitalized) and the portion of rental expense deemed attributable to interest.